Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-232144
Dated May 20, 2021

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	An approximately equally weighted basket of three financial sector stocks comprised of the common stocks of Morgan Stanley (Bloomberg symbol: “MS”), The Goldman Sachs Group, Inc. (Bloomberg symbol: “GS”) and JPMorgan Chase & Co. (Bloomberg symbol: “JPM”) (each, a “Basket Stock”).
Automatic Call	The notes will be called automatically on any Observation Date if the value of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts	[$10.60 to $10.70] if called on the first Observation Date, [$11.20 to $11.40] if called on the second Observation Date, [$11.80 to $12.10] if called on the third Observation Date and [$12.40 to $12.80] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity

•

If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•

If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•

1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of your principal at risk

Step Up Value	135% of the Starting Value
Step Up Payment	$3.50 per unit, a 35% return over the principal amount
Threshold Value	85% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010321007557/ dp151438_424b2-3961baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Your investment return may be less than a comparable investment directly in the Basket Stocks.

•	Changes in the prices of the Basket Stocks may offset each other.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	If called, your return on the notes is limited to the applicable Call Premium.

•	We, MLPF&S, BofAS and our respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.

•	The Basket is concentrated in the financial sector; an investment in the notes involves certain risks associated with an investment in companies in the financial sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.50	-85.00%
-50.00%	$6.50	-35.00%
-40.00%	$7.50	-25.00%
-30.00%	$8.50	-15.00%
-20.00%	$9.50	-5.00%
-15.00%(1)	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$13.50 (2)	35.00%
10.00%	$13.50	35.00%
20.00%	$13.50	35.00%
30.00%	$13.50	35.00%
35.00%(3)	$13.50	35.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
70.00%	$17.00	70.00%

(1)	The hypothetical percentage change corresponds to the Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $3.50.

(3)	This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.